UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.
(Name of Subject Company (issuer))

Square Acquisition Co.
a wholly owned subsidiary of
Square Limited
Japan NK Investment K.K.
IDG-Accel China Capital L.P.
IDG-Accel China Capital Investors L.P.
Jolmo Solar Capital Ltd.
CES Holding Ltd.
Jing Kang
Bin Shi
Sino-Century HX Investments Limited
Kai Ding
TCL Transportation Holdings Limited
Esteem Venture Investment Limited
Mamaya Investments Ltd
Xanadu Investment (H.K.) Limited
Abdullateef A. AL-Tammar
Development Holding Company Ltd.
Bjoern Ludvig Ulfsson Nilsson
(Names of Filing Persons (offerors))
Ordinary Shares, par value US$0.0001 per share*
(Title of Class of Securities)
83084J202 **
83084J988 **
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
Rule 13E-3 Transaction Statement
Under Section 13(E) of the Securities Exchange Act of 1934

Square Acquisition Co.
a wholly owned subsidiary of
Square Limited
Japan NK Investment K.K.
IDG-Accel China Capital L.P.
IDG-Accel China Capital Investors L.P.
Jolmo Solar Capital Ltd.
CES Holding Ltd.
Jing Kang
Bin Shi
Sino-Century HX Investments Limited
Kai Ding
TCL Transportation Holdings Limited
Esteem Venture Investment Limited
Mamaya Investments Ltd
Xanadu Investment (H.K.) Limited
Abdullateef A. AL-Tammar
Development Holding Company Ltd.
Bjoern Ludvig Ulfsson Nilsson
(Names of Filing Persons (offerors))

Ordinary Shares, par value US$0.0001 per share*
(Title of Class of Securities)
83084J202 **
83084J988 **
(CUSIP Number of Class of Securities)
Mitsutoshi Nishiyama
Square Limited
c/o Japan NK Investment K.K.
Kotobuki Bldg. 9F, Iwamotocho 3-chome 10-4, Chiyoda-ku
Tokyo 101-0032, Japan
+81-3-5839-2046
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Kenji Taneda, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Izumi Garden Tower, 37th Floor
1-6-1, Roppongi, Minato-ku
Tokyo 106-6037, Japan
+81-3-3568-2626

CALCULATION OF FILING FEE
Transaction Valuation***	Amount of Filing Fee****
$32,760,386.40	$4,252.30

* Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American Depositary Shares (“ADSs”), each representing twenty ordinary shares, par value $0.0001 per share, of the issuer (the “Ordinary Shares”).
** This CUSIP number applies to the issuer’s ADSs.
*** Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $0.30 for 109,201,288 outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the issuer subject to the transaction (the “Transaction Valuation”).
**** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.
☒   Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $ 4,252.30           Filing Party: Square Acquisition Co., Square Limited, et al.
Form or Registration No.: Schedule TO-T (File No.: 005-88608) Date Filed: July 6, 2020
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☒   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the combined Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, (as amended from time to time, this “Schedule TO”) and relates to the offer by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), which upon consummation of the Offer shall be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, a natural person and citizen of the People’s Republic of China, TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”), Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment (H.K.) Limited, a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo, CES, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”), to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SKYS” or the “Company”), not owned by the Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”), copies of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), which, together with any amendments or supplements, collectively constitute the “Offer.” All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase. Except as otherwise set forth herein, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment No. 4.
The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9 and Item 11.
Each of the Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information set forth under “Summary Term Sheet,” “Special Factors — 4. Effects of the Offer,” “The Offer — 11. Conditions to the Offer,” and “The Offer — 13. Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following:
The information set forth in Amendment No. 4 to Offer to Purchase, dated August 31, 2020 and filed as Exhibit (a)(1)(xi) hereto, is incorporated herein by reference.
Two new paragraphs are added to Item 11 as following:
On August 31, 2020, by way of filing and disseminating this Amendment No. 4 (including Amendment No. 4 to Offer to Purchase as an exhibit hereto), the Offeror Group announced the extension of the expiration time of the Offer to 12:00 midnight, New York City time, at the end of the day on September 8, 2020.

The Tender Agent has advised Parent and Purchaser that, as of midnight, New York City time, at the end of August 28, 2020, 73,459,796 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 17.5% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.
Item 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(1)(xi)   Amendment No. 4 to Offer to Purchase, dated August 31, 2020.
Item 13.   Information Required by Schedule 13E-3.
Each of the items under this Item 13, to the extent such items incorporate by reference the information set forth under “Summary Term Sheet,” “Special Factors — 4. Effects of the Offer,” “The Offer — 11. Conditions to the Offer,” and “The Offer — 13. Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following:
The information set forth in Amendment No. 4 to Offer to Purchase, dated August 31, 2020 and filed as Exhibit (a)(1)(xi) hereto, is incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Square Limited	By: /s/ Chen Rui Name: Chen Rui Title: Director
Square Acquisition Co.	By: /s/ Chen Rui Name: Chen Rui Title: Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Japan NK Investment K.K.	By: /s/ Mitsutoshi Nishiyama Name: Mitsutoshi Nishiyama Title: Representative Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
IDG-Accel China Capital L.P.	By: /s/ Chi Sing Ho Name: Chi Sing Ho Title: Authorized Signatory

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
IDG-Accel China Capital Investors L.P.	By: /s/ Chi Sing Ho Name: Chi Sing Ho Title: Authorized Signatory

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Jolmo Solar Capital Ltd.	By: /s/ Duan Xiaoguang Name: Duan Xiaoguang Title: Authorized Person

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
CES Holding Ltd.	By: /s/ Duan Xiaoguang Name: Duan Xiaoguang Title: Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Jing Kang	/s/ Jing Kang

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Bin Shi	/s/ Bin Shi

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Sino-Century HX Investments Limited	By: /s/ Hao Wu Name: Hao Wu Title: Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Kai Ding	/s/ Kai Ding

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
TCL Transportation Holdings Limited	By: /s/ Wang Dewei Name: Wang Dewei Title: Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Esteem Venture Investment Limited	By: /s/ Dong Ruili Name: Dong Ruili Title: Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
/s/ Peter Stent
Mamaya Investments Ltd	By:	/s/ James Dingle Name: Peter Stent James Dingle
Title: Authorized Representatives of HSBC PB Corporate Services 1 Limited, Sole Corporate Director of Mamaya Investment Ltd

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Xanadu Investment (H.K.) Limited	By: /s/ Eugen von Keller Name: Eugen von Keller Title: Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Abdullateef A. AL-Tammar	/s/ Abdullateef A. AL-Tammar

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Development Holding Company Ltd.	By: /s/ Bjoern Ludvig Ulfsson Nilsson Name: Bjoern Ludvig Ulfsson Nilsson Title: Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2020
Bjoern Ludvig Ulfsson Nilsson	/s/ Bjoern Ludvig Ulfsson Nilsson

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated July 6, 2020.
(a)(1)(ii)*	Form of Share Letter of Transmittal.
(a)(1)(iii)*	Form of ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)*	Form of Withdrawal Letter.
(a)(1)(viii)*	Amendment No. 1 to Offer to Purchase, dated July 24, 2020.
(a)(1)(ix)*	Amendment No. 2 to Offer to Purchase, dated July 27, 2020.
(a)(1)(x)*	Amendment No. 3 to Offer to Purchase, dated August 20, 2020.
(a)(1)(xi)	Amendment No. 4 to Offer to Purchase, dated August 31, 2020.
(a)(5)(i)*	Complaint titled Quadre Investments, L.P. vs Sky Solar Holdings, Ltd., et al filed on July 17, 2020 in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9 filed with the SEC by Sky Solar Holdings, Ltd. on July 20, 2020).
(a)(5)(ii)*	Notice from Ogier to Sky Solar Holdings, Ltd., on behalf of Hudson Capital Solar Infrastructure GP, L.P., dated July 24, 2020.
(a)(5)(iii)*	Ex Parte Summons, in the Grand Court of the Cayman Islands, Financial Services Division, In the Matter of Section 11A of the Grand Court Law (2015 Revision), between Hudson Capital Solar Infrastructure GP, L.P. (suing in its capacity as general partner of Hudson Solar Cayman LP) and Sky Solar Holdings, Ltd., dated July 22, 2020 (Cause No. FSD 166 of 2020 (IKJ)).
(a)(5)(iv)*	Originating Summons, in the Grand Court of the Cayman Islands, Financial Services Division, In the Matter of Section 11A of the Grand Court Law (2015 Revision), between Hudson Capital Solar Infrastructure GP, L.P. (suing in its capacity as general partner of Hudson Solar Cayman LP) and Sky Solar Holdings, Ltd., dated July 22, 2020 (Cause No. FSD 166 of 2020 (IKJ)).
(a)(5)(v)*	Second Affidavit of Neil Auerbach, in the Grand Court of the Cayman Islands, Financial Services Division, In the Matter of Section 11A of the Grand Court Law (2015 Revision), between Hudson Capital Solar Infrastructure GP, L.P. (suing in its capacity as general partner of Hudson Solar Cayman LP) and Sky Solar Holdings, Ltd., sworn on July 23, 2020 (Cause No. FSD 166 of 2020 (IKJ)).
(a)(5)(vi)*	First Affidavit of Neil Auerbach, in the Grand Court of the Cayman Islands, Financial Services Division, In the Matter of Section 11A of the Grand Court Law (2015 Revision), between Hudson Capital Solar Infrastructure GP, L.P. (suing in its capacity as general partner of Hudson Solar Cayman LP) and Sky Solar Holdings, Ltd., sworn on July 23, 2020 (Cause No. FSD 166 of 2020 (IKJ)).

Exhibit No.	Description
(b)(1)*	Debt Commitment Letter, dated July 5, 2020, between Daiwa Energy & Infrastructure Co. Ltd. and Square Limited.
(d)(1)*	Amended & Restated Consortium Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson.
(d)(2)*	Rollover and Voting Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson.
(d)(3)*	Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Company (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on May 26, 2020).
(d)(4)*	Consortium Agreement, dated May 25, 2020, by and among JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on May 26, 2020).
(d)(5)*	Stock Purchase Agreement by and among Hudson, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., dated as of November 14, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed with the SEC by IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Quan Zhou, Chi Sing Ho, IDG-Accel China Capital GP Associates Ltd. and IDG-Accel China Capital Associates L.P. on November 14,2019).
(d)(6)*	Shareholders Agreement, by and among Fusion-Lynx Holdings, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC, dated as of November 14, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on November 22, 2019).
(d)(7)*	Amended and Restated Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of October 21, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on October 31, 2019).

Exhibit No.	Description
(d)(8)*	Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of March 1, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi on March 11, 2019).
(f)*	Section 238 of the Companies Law (as amended) of the Cayman Islands (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

*
Previously filed.